February 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that APi Group Corporation. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the annual period ended December 31, 2024, which was filed with the Securities and Exchange Commission on February 26, 2025. This disclosure relates solely to matters previously disclosed in the issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, which was filed with the Commission on October 31, 2024.

Respectfully submitted,

APi Group Corporation

By:	/s/ Louis B. Lambert
Name: Louis B. Lambert
Title: Senior Vice President, General Counsel and Secretary